EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 23, 2002

Telefónica del Perú
(Exact name of Registrant as specified in its charter)

Telefonica of Peru
(Translation of Registrant's name into English)

Avenida Arequipa 1155
Santa Beatriz, Lima, Perú
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA DEL PERÚ

TABLE OF CONTENTS

Free Translation

GGR-135-A-276/2002

August 22, 2002

The Board of Directors of Telefónica del Perú S.A.A. held on August 21, 2002, appointed Deloitte & Touche S.R.L. as external auditors for the year 2002.

GGR-135-A-   -2002
Lima, 22 de agosto de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles que en ejercicio de las facultades delegadas por la Junta Obligatoria Anual de Telefónica del Perú S.A.A., el Directorio de la Sociedad, en su sesión de fecha 21 de agosto pasado, designó a Deloitte & Touche S.R.L. como auditores externos para el ejercicio 2002.

Sin otro particular, quedamos de ustedes.

Atentamente,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Dated: August 23, 2002

By: ______________________
Name: Víctor Carlos Schwartzmann
Title: Secretary